82-15 11

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") HAS BEEN NOTIFIED BY MR I R CARTER (A DIRECTOR OF THE COMPANY) THAT TODAY HE PURCHASED 13,992 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AT 284.22P PER SHARE.

FOLLOWING THE PURCHASE, MR CARTER IS BENEFICIALLY INTERESTED IN 13,992 SHARES.


05009128

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED (NOTE 3)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	26	13	50	2,643
DAVID MICHELS	26	13	50	2,643
BRIAN WALLACE	26	13	50	2,643

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 JUNE 2005 AT 286.25P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED

3. SHARES PURCHASED PURSUANT TO THE PLAN ON 2 JUNE 2005 AT 288.12P PER SHARE